Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Transcript: Doctor testimonials of the Clover Assistant

[URL: https://www.youtube.com/watch?v=UwTo1L4Aq2Y&feature=emb_logo]

—Begins—

We use the Clover Assistant product to track the chronic conditions here on a per visit basis we have found that to be a very valuable service because we’re we’re reviewing not only our own data but the chronic conditions that have been entered by other specialists. it has been a very very valuable tool. categorically Clover has been the easiest insurance for us to deal with. We have found it to be of much less confining than some of the other managed care programs or Medicare advantage programs it’s easy to use everything that I was told when I signed on with the program in the early part of two thousand nineteen, has been very true, the questions that are necessary for us to answer on a per visit basis there’s nothing cumbersome there’s nothing that’s very very time consuming just as we were promised it would be, so I would recommend anyone who’s thinking of becoming a physician participating Clover to take advantage of this of the use of this product.

One of the things that I like about the Clover Assistant is that everything leads to an integrated way of taking care of the patient. All the diagnosis from every other physician that they see are in the system. It helps me see the pattern that the patient is following with respect to their care, also helps me to see what other tests the patient might of have had, how can I intervene, how can I help, how can I recommend; and also gives a complete picture of the patient’s health at the time. It is a lot of information in a very simple way. So it gives me a very clear idea of what I need to do, what I need to follow, where the patients are at; and what I need to basically continue to monitor so it’s a really really good system and it’s very simple.

The data I get from Clover is real-time, it is updated on a daily basis, hourly basis, to help provide me information where I could make changes to my patients care plan, with data that is up to date I’m not looking at data from a year ago, six months ago. If the patient went to the ER yesterday I know that if you went to the ER yesterday. Other places. they give me data that is six months old, a year old and I’m trying to fix problems that have already been fixed.

So initially is just looking and confirming or not confirming these diagnoses, and giving the insurance company the information they need. Then you’ve got the medication section which is helpful, so I can open that up and see what medications they’re on and they don’t always bring the medicines, they don’t always tell me are always some medicines that have been changed or added or taken away by specialists and so on, and so when I can open up that section, take a look at that it’s helpful for me so I can keep the medication list up to date. Clover Assistant has been excellent with helping manage my patients, it’s been excellent helping me with you know keep track of things and closing the gaps in care which is one of the most important things we have to do as primary care providers.

—Ends—

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.